Filed pursuant to rule 424(B)(3)
Registration Statement No. 333-135485

GEOPETRO RESOURCES COMPANY
SUPPLEMENT NO. 1
DATED MARCH 28, 2007
TO PROSPECTUS DATED
FEBRUARY 8, 2007

Summary

We are providing you with this Supplement No. 1, dated March 28, 2007, to update and revise the prospectus dated February 8, 2007.  This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the prospectus.  The purposes of this supplement are to describe: (a) the conversion of our Series AA 8% Convertible Preferred Stock (the “Series AA Stock”) into shares of common stock, no par value per share, which took place on March 28, 2007, and revise information in the prospectus as a result of the conversion; and (b) a recent amendment to our bylaws concerning the date of our annual meeting of shareholders.

Conversion of Series AA Stock

On March 28, 2007, all 1,890,710 of our outstanding shares of our Series AA Stock, automatically converted into 1,890,710 shares of our common stock, no par value per share.  Under our Amended and Restated Articles of Incorporation, and as more fully described in the prospectus under “Description of Securities—Series AA Stock—Conversion,” the Series AA stock automatically converts into common shares on a one-for-one share basis effective the first trading day after the reported high selling price for our common shares is at least $5.25 per share for any consecutive ten trading days, which condition was met on March 27, 2007.

As a result of the conversion of our Series AA stock to common stock on March 28, 2007, dividends on the Series AA Stock ceased accruing on December 31, 2006.  In 2006, dividends paid on the Series AA Stock totaled $529,400.

As March 28, 2007, after giving effect to the conversion of our Series AA Stock into common stock, there are 29,359,718 shares of our common stock and no shares of preferred stock outstanding.  As of March 28, 2007, there are options to purchase 3,476,000 shares of our common stock and warrants to purchase 2,057,855 shares of our common stock currently outstanding and exercisable within 60 days.  In addition, there are options to purchase 484,000 shares of our common stock currently outstanding which will not vest within 60 days (and are therefore not exercisable within 60 days).

The section on page 19 of the prospectus, under the caption “Dilution” should be read in conjunction with the following:

DILUTION

If all outstanding shares of our Series AA Stock had converted into common stock on December 31, 2006, rather than on March 28, 2007, the net tangible book value of our common stock on December 31, 2006 would have been approximately $35,408,294, or approximately $1.21 per share.  Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding.  The number of shares of our common stock outstanding may be increased if we issued additional shares, upon exercise of warrants or options, or payment of stock dividends on our common stock, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase or decrease depending on the exercise price thereof.  Since we will not receive any of the proceeds from the sale of common stock sold by the selling shareholders under this prospectus, the net tangible book value of our common stock will not be increased as a result of such sales, nor will the number of shares outstanding be affected by such sales.  If the warrants and options are exercised for cash to purchase 5,943,105 shares of our common stock underlying them, which are included in this registration statement, the net tangible book value of our common stock would be approximately $49,371,413 or $1.40 per share, including the effect of the conversion of all outstanding shares of our Series AA Stock, but excluding the effect of any other transactions occurring after December 31, 2006.  However, any dilution to new investors will represent the difference between the amount per share paid by purchasers of shares of our common stock from the selling shareholders in this offering and the net tangible book value per share of our common stock at the time of purchase of shares pursuant to exercise of such warrants and options.

Annual Meeting

On March 5, 2007, we amended our bylaws to provide that the annual meeting of shareholders will be held on such date as may be determined each year by our Board of Directors.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  SEE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS DATED FEBRUARY 8, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 28, 2007.